Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

September 7, 2017

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathy Churko

Re:	Context Capital Funds File Nos.: 811-22897; 333-191710

Dear Ms. Churko:

This letter is in response to your comments provided via telephone conference on August 17, 2017 relating to the December 31, 2016 annual report (the “Annual Report”) of the Context Macro Opportunities Fund (the “Fund”), which was filed with the Securities and Exchange Commission (“SEC”) on Form N-CSR on March 7, 2017:

1.	Comment: Please explain why the gross and net annual fund operating expenses in the May 1, 2017 Prospectus fee table are different from the gross and net annual fund operating expenses in the Financial Highlights table in the Annual Report.

Response: The gross and net annual fund operating expenses in the May 1, 2017 Prospectus fee table are different from the gross and net annual fund operating expenses in the Financial Highlights table in the Annual Report because the “Other Expenses” in the fee table were restated to reflect changes in contractual fees. This restatement is described in footnote 1 of the fee table.

2.	Comment: The transactions in written options table in Note 3 of the Annual Report contains a column headed “Number of Contracts” during the year ended December 31, 2016; however, the amounts listed appear to represent the notional value, not the number of contracts. Please ensure that the data listed in the table correctly corresponds to the heading.

Response: The Fund will ensure that the data listed in the transactions in written options table correctly corresponds to the headings in future shareholder reports.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2699.

Sincerely,

/s/ Nancy P. O’Hara

Nancy P. O’Hara